                                                                      Exhibit 5


April 15, 1998


Securities and Exchange Commission
Attention:  Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

I am the general counsel of Boise Cascade Office Products Corporation, a Delaware corporation. In that capacity, I represent the company in connection with the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-3. The Registration Statement relates to the registration of $300,000,000 initial aggregate offering price of the company's debt securities. These securities will be issued under an Indenture dated as of March 31, 1998, between the company and U.S. Bank Trust National Association, as trustee. I reviewed originals (or copies) of certified or otherwise satisfactorily identified documents, corporate and other records, certificates, and papers and such questions of law as I deemed it necessary to examine for the purpose of this opinion.

Based on the foregoing, it is my opinion that:

 1. The company is a corporation duly organized and existing under the laws of the state of Delaware.

 2. The debt securities, when duly authorized, executed, authenticated, and delivered against payment therefor, will be validly issued and will constitute binding obligations of the company in accordance with their terms.

I consent to the filing of this opinion as an exhibit to the Registration Statement. I also consent to the references to me under the heading "Validity of Offered Securities" in the Prospectus contained in the Registration Statement. In giving this consent, however, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Very truly yours,

/s/John W. Holleran

John W. Holleran

JWH:cjw